Filed by Linde AG
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Companies:
Praxair, Inc.
(Commission File No.: 001-11037)
Linde AG

February 9, 2017

Interview of Prof. Dr. Aldo Belloni by Handelsblatt Newspaper

Mr Belloni, the metalworkers’ union IG Metall is expressing "increasingly critical" views about your merger with US competitor Praxair, while German financial regulator BaFin is investigating the Chairman of Linde’s Supervisory Board, Wolfgang Reitzle, for suspected insider trading. Is the proposed merger going to collapse?
Let me say first of all, what has been placed on record by employee representatives came as a surprise to us.

Why exactly?
At the Supervisory Board meeting in December, there was unanimous agreement about entering into merger negotiations – and that included the Board’s employee representatives. We agreed an employment pact which rules out compulsory redundancies. The fact this is all being called into question is most puzzling.

Do you consider the BaFin investigation of Reitzle for insider trading puzzling too? In June, he purchased Linde shares - when the merger talks were probably already under way.
That is a private matter. I know that through that purchase he intended to express his entrepreneurial approach and his commitment to Linde.

Could the merger collapse as a result?
The merger is a transaction between companies, not individuals. Besides, we have agreed equal representation on the boards, irrespective of the individuals concerned.

So it would be possible even without Reitzle?
Just take a look. We’ve agreed a term sheet for a durable combination of two companies which will last much longer than the term of office of almost all those individuals currently at the top of those companies.

Are the Americans nervous, given the opposition to the merger in Germany? After all, the first merger attempt failed due to opposition from employees.
No-one is nervous. We broke off talks last time because agreement was not reached in some areas which were deemed significant by our Executive Board.

Do they want to know what is happening in Germany?
I spoke only two nights ago to Steve Angel on the phone. He’s quite relaxed about it.

Are you talking to the works council about the criticism?
This week I had a very long meeting with the European Works Council. The subject was not even discussed. All the more reason for our surprise about the statements made by IG Metall. I’ve also heard nothing on the subject from our Works Council Chairman. Historically, we’ve always had a very good relationship with our employee representatives - characterised by mutual respect and cooperation.

So you see it as outside interference?
Yes, because our works councils gave no indication that they wanted to block the merger. Admittedly, they had indicated that they would keep a critical eye on the transaction. As they are indeed entitled to do.

But there are also sceptics within the company. We’re hearing plenty of critical voices.
Obviously, that will be the case. We are preparing for a transatlantic merger, which challenges the status quo. Every day I try to relieve this uncertainty. In my conversations with employees, I notice that scepticism about the merger is decreasing.

And the investors are still supporting the merger?
Without question. The investors welcome this merger.

Can Linde not also survive on its own?
Mere survival is not the aim. We want to grow, we want to become more profitable. And our market is being shaken up. We are taking steps today to ensure our future viability.

And that’s only possible with Praxair? In your view, what are the benefits which make this deal vital?
Praxair is the best fit with us. The company is very well positioned in North America and Brazil. It is also tightly and efficiently managed.

And Linde?
Linde brings enormous engineering capacity. We are very well positioned in Europe and Asia. The new group will benefit from the complementarity of the two merging companies. We will also be able to invest more: for example, in innovation and digitalisation.

But can Linde not also prosper as number two with a 28 percent margin?
The important thing is profitable growth. Our markets are saturated. It’s not possible to grow in the same way as ten or 20 years ago. So we have to become more competitive. That’s easiest to do if you have a high plant density in individual regions. The merger would enable us to achieve this.

Some people fear German interests will be sold off.
First of all, it is a merger of equals. Secondly, Linde is an international company in its purest form. More than 90 percent of our employees work outside Germany. Carl von Linde himself founded a global company back then, which became Praxair. Our DNA is international, so I don’t understand what German traditions we might lose. What’s more, our plant construction business and our European gases operations will stay in Germany.

But the new Linde will be managed from the USA.
No, we will have two headquarters: Danbury and Munich. There will be no exodus from Germany. Furthermore, the headquarters of the holding company will be in Europe. It might, for example, be in London, Dublin or Amsterdam.

We’ve heard that London is out of the running because of Brexit.
The decision has not yet been taken. But it’s right that London was the clear favourite. Now we are trying to guess what might be the impact of a hard Brexit. No-one knows what’s to come. It’s unpredictable.

But the CEO and the CFO will be in the USA. Let’s face it, equal representation on the boards will only last for a few years and then the Americans will prevail.
We have agreed and secured equal representation on the boards in principle, not only at the start.

Is that set in stone?
Yes, that is our intention.

Why can’t the holding company be based in Munich?
There are both practical and tax reasons for that. The new Board of Directors has to meet somewhere. So, for example, Amsterdam, Dublin or London would be a good compromise. Anyway, it’s not an operating holding company.

Would it not have been better to spend two or three years on housekeeping and then to enter into a merger as the larger partner?
Then we would have to make an acquisition with substantial financing requirements.

And that would have been too big?
We would not be able to cope financially with an acquisition of Praxair - either now or in two or three years’ time.

So it’s not an option to continue on your own?
Of course it’s an option, if the merger does not come about. Even alone we are solidly positioned. But we see that our competitors are regrouping. If we were to ignore that, we would not be taking our responsibilities seriously.

Then the critics are right. You could go it alone.
We would be passing up a great opportunity. Therefore, we weigh up the benefits and the risks and come to the conclusion that the benefits outweigh the risks.

But do you always have to look for the last percentage point of profit? Do you not also have a social responsibility?
Of course we do. But we don’t see any disadvantages for our employees nor are we shutting down large factories which is the case in other industries. It’s all about our global competitiveness. Standing still would mean going backwards.

So how do you explain the opposition to the merger?
If you mean the trade unions, I can only speculate that it’s about retaining co-determination. But as I said before, 90 percent of our employees are based outside Germany and do not have the right of co-determination.

Are you making a distinction between employees and trade unions?
Let me make one thing clear. For the vast majority of our employees, the merger will change nothing. But we take the concerns of our employees very seriously.

How are the negotiations progressing?
We set up working parties at the beginning of January. These are now working at full tilt and are reporting to the Linde steering committee, of which I am chairman. Steve Angel is the chairman of the Praxair steering committee, and if there were any disagreements, we would discuss them immediately. That has not yet been necessary. Our aim is to sign the business combination agreement (that is, the merger agreement) before our Annual General Meeting in May.

What sticking-points remain?
As far as the documents required for such a merger are concerned, 70 to 80 percent relate to the listing of the new company on the stock exchanges. There’s no controversy there. The main challenges ahead are the anti-trust evaluations in various markets.

You’ll have to give up billions in revenue?
We are expecting conditions to be imposed, we will have to wait to find out about the scale involved.

You still want to reach agreement before the Annual General Meeting….
… to be able to deliver a meaningful presentation and not look too stupid in front of the shareholders, sure!

Critics decry the fact that Linde shareholders are not allowed to vote on the merger.
We’re not deaf. We hear that criticism about what appears to be an undemocratic process and of course we take account of it in what we do. But that’s not Linde’s decision. Rather it’s a question of complying with the law. Each individual shareholder can make his or her own decision as to whether to accept the exchange offer or not. If not, then the German Linde AG will continue to exist.

Are you 100 percent convinced that the merger will work?
Yes, that’s what we are working on.

US President Donald Trump is however not keen for US companies to move their headquarters abroad for tax reasons.
This merger is good for the USA, as the positioning of the new Linde in the USA will be even stronger than before. Linde will have a greater presence – and of course it will also pay taxes there.

Bayer CEO Werner Baumann made a personal approach to Trump regarding the acquisition of Monsanto. Are you planning to do something like that?
Praxair has very good relationships in Washington.

Which means?
We have nothing to hide. This merger is also good for the American economy.

Additional Information and Where to Find It

Should Praxair, Inc. (“Praxair”) and Linde AG (“Linde”) proceed with the proposed business combination transaction, Praxair and Linde expect that a newly formed holding company (“New Holdco”) will file a Registration Statement on Form S-4 or Form F-4 with the U.S. Securities and Exchange Commission (“SEC”) that will include (1) a proxy statement of Praxair that will also constitute a prospectus for New Holdco and (2) an offering prospectus of New Holdco to be used in connection with New Holdco’s offer to acquire Linde shares held by U.S. holders. When available, Praxair will mail the proxy statement/prospectus to its stockholders in connection with the vote to approve the merger of Praxair and a wholly-owned subsidiary of New Holdco, and New Holdco will distribute the offering prospectus to Linde shareholders in the United States in connection with New Holdco’s offer to acquire all of the outstanding shares of Linde.  Should Praxair and Linde proceed with the proposed business combination transaction, Praxair and Linde also expect that New Holdco will file an offer document with the German Federal Financial Supervisory Authority (Bundesanstalt fuer Finanzdienstleistungsaufsicht) (“BaFin”). There can be no assurance that a binding definitive agreement will be reached between Praxair and Linde, and the consummation of any binding transaction will be subject to regulatory approvals and other customary closing conditions.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND THE OFFER DOCUMENT REGARDING THE PROPOSED BUSINESS COMBINATION TRANSACTION AND PROPOSED OFFER IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the proxy statement/prospectus (if and when it becomes available) and other related documents filed by Praxair, Linde and New Holdco with the SEC on the SEC’s Web site at www.sec.gov. The proxy statement/prospectus (if and when it becomes available) and other documents relating thereto may also be obtained for free by accessing Praxair’s Web site at www.praxair.com.  Following approval by the BaFin, the offer document will be made available at BaFin’s Web site at www.bafin.de. The offer document (if and when it becomes available) and other documents relating thereto may also be obtained for free by accessing Linde’s Web site at www.linde.com.

This document is neither an offer to purchase nor a solicitation of an offer to sell shares of New Holdco, Praxair or Linde. The final terms and further provisions regarding the public offer will be disclosed in the offer document after the publication has been approved by the BaFin and in documents that will be filed with the SEC. No money, securities or other consideration is being solicited, and, if sent in response to the information contained herein, will not be accepted. The information contained herein should not be considered as a recommendation that any person should subscribe for or purchase any securities.

No offering of securities shall be made except by means of a prospectus meeting the requirements of the U.S. Securities Act of 1933, as amended, and applicable European and German regulations.  The distribution of this document may be restricted by law in certain jurisdictions and persons into whose possession any document or other information referred to herein come should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction. No offering of securities will be made directly or indirectly, in or into any jurisdiction where to do so would be inconsistent with the laws of such jurisdiction.

Participants in Solicitation

Praxair, Linde, New Holdco and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Praxair’s stockholders in respect of the proposed business combination. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the stockholders of Praxair in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus if and when it is filed with the SEC. Information regarding the directors and executive officers of Praxair is contained in Praxair’s Annual Report on Form 10-K for the year ended December 31, 2015 and its Proxy Statement on Schedule 14A, dated March 18, 2016, which are filed with the SEC and can be obtained free of charge from the sources indicated above.

Forward-looking Statements

This communication includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.  Forward-looking statements are based on our beliefs and assumptions on the basis of factors currently known to us.  These forward-looking statements are identified by terms and phrases such as: anticipate, believe, intend, estimate, expect, continue, should, could, may, plan, project, predict, will, potential, forecast, and similar expressions.  These forward-looking statements include, but are not limited to, statements regarding benefits of the proposed business combination, integration plans and expected synergies, and anticipated future growth, financial and operating performance and results.  Forward-looking statements involve risks and uncertainties that may cause actual results to be materially different from the results predicted or expected.  No assurance can be given that these forward-looking statements will prove accurate and correct, or that projected or anticipated future results will be achieved.  Factors that could cause actual results to differ materially from those indicated in any forward-looking statement include, but are not limited to: the expected timing and likelihood of the entry into, or the completion of the contemplated business combination, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the contemplated business combination that could reduce anticipated benefits or cause the parties not to enter into, or to abandon the transaction; the occurrence of any event, change or other circumstances that could give rise to the termination of the proposed business combination agreement; the ability to successfully complete the proposed business combination and the exchange offer; regulatory or other limitations imposed as a result of the proposed business combination; the success of the business following the proposed business combination; the ability to successfully integrate the Praxair and Linde businesses; the possibility that Praxair stockholders may not approve the proposed business combination agreement or that the requisite number of Linde shares may not be tendered in the public offer; the risk that the parties may not be able to satisfy the conditions to closing of the proposed business combination in a timely manner or at all; risks related to disruption of management time from ongoing business operations due to the proposed business combination; the risk that the announcement or consummation of the proposed business combination could have adverse effects on the market price of Linde’s or Praxair’s common stock or the ability of Linde and Praxair to retain customers, retain or hire key personnel, maintain relationships with their respective suppliers and customers, and on their operating results and businesses generally; the risk that New Holdco may be unable to achieve expected synergies or that it may take longer or be more costly than expected to achieve those synergies; state, provincial, federal and foreign legislative and regulatory initiatives that affect cost and investment recovery, have an effect on rate structure, and affect the speed at and degree to which competition enters the industrial gas, engineering and healthcare industries; outcomes of litigation and regulatory investigations, proceedings or inquiries; the timing and extent of changes in commodity prices, interest rates and foreign currency exchange rates; general economic conditions, including the risk of a prolonged economic slowdown or decline, or the risk of delay in a recovery, which can affect the long-term demand for industrial gas, engineering and healthcare and related services; potential effects arising from terrorist attacks and any consequential or other hostilities; changes in environmental, safety and other laws and regulations; the development of alternative energy resources; results and costs of financing efforts, including the ability to obtain financing on favorable terms, which can be affected by various factors, including credit ratings and general market and economic conditions; increases in the cost of goods and services required to complete capital projects; the effects of accounting pronouncements issued periodically by accounting standard-setting bodies; conditions of the debt and capital markets; market acceptance of and continued demand for Linde’s and Praxair’s products and services; changes in tax laws, regulations or interpretations that could increase Praxair’s, Linde’s or New Holdco’s consolidated tax liabilities; and such other factors as are set forth in Linde’s annual and interim financial reports made publicly available and Praxair’s and New Holdco’s public filings made with the SEC from time to time, including but not limited to those described under the headings “Risk Factors” and “Forward-Looking Statements” in Praxair’s Form 10-K for the fiscal year ended December 31, 2015, which are available via the SEC’s website at www.sec.gov. The foregoing list of risk factors is not exhaustive. These risks, as well as other risks associated with the contemplated business combination, will be more fully discussed in the proxy statement/prospectus and the offering prospectus that will be included in the Registration Statement on Form S-4 or Form F-4 that will be filed with the SEC and in an offering document and/or any prospectuses or supplements to be filed with BaFin in connection with the contemplated business combination. In light of these risks, uncertainties and assumptions, the events described in the forward-looking statements might not occur or might occur to a different extent or at a different time than Linde, Praxair or New Holdco has described. All such factors are difficult to predict and beyond our control. All forward-looking statements included in this document are based upon information available to Linde, Praxair and New Holdco on the date hereof, and each of Linde, Praxair and New Holdco disclaims and does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.